

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Kevin Chen
Chief Executive Officer
Edoc Acquisition Corp.
7612 Main Street Fisher, Suite 200
Victor, NY 14564

Re: Edoc Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 25, 2022
File No. 001-39689

Dear Mr. Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jessica Yuan